December 7, 2018

Robyn Manuel

William Thompson

United States Securities and Exchange Commission

Washington, DC 20549

Re:SUMMER ENERGY HOLDINGS INC

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 29, 2018

File No. 001-35496

Dear Ms. Manuel and Mr. Thompson:

This letter is written on behalf of Summer Energy Holdings, Inc., a Nevada corporation (the “Company”) in response to your letter dated October 31, 2018, relating to the public filing of the Company listed above (the “Filing”), and responds to the comments in your letter.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.Please revise your disclosures to comply with Item 303 of Regulation S-K. In doing so, please be sure to describe the reasons for significant changes in revenues, expenses, cash flows and financial position. It is not sufficient to merely recite the information that is available on the face of the financial statements without describing the events, transactions and economic changes that materially affected the reported amounts.

Response to Comment No. 1

In the 10-K filing for the year ending December 31, 2018, and all future filings with the SEC, we will include an analysis of the components of revenues, expenses, cash flows and financial positions that explains the significant year-to-year variations in the line items.  We will revise our disclosures in order comply with Item 303 of Regulation S-K.  We will expand our discussion to include more detail regarding the reasons for the variances.  For example, we will describe the events, transactions and economic changes that materially affected the reported amounts. Additionally, we undertake in future filings to continue to provide a more complete description of our financial statements, together with explanations of changes from prior periods covered by the financial statements.

Report of Independent Registered Public Accounting Firm, page F-2

2.Please have your previous auditor revise their report to exclude reference to the 2015 financial statements. Please also file an auditor’s consent for the use of the audit report in this filing. Refer to Item 601(b)(23) of Regulation S-K.

Response to Comment No. 2

We have filed today an amendment to the Filing (the “Amendment”) which includes a revised report from our previous auditor which excludes reference to the 2015 financial statements and have filed an auditor’s consent for the use of the audit report in the Filing.  We have also included a copy of the Amendment with the paper copy of this response letter which will be sent to you by Federal Express.

Conclusion

Please contact the undersigned, or Alexander Pearson, Company counsel (801)-328-3600 or by email at apearson@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this matter.

Respectfully submitted,

SUMMER ENERGY HOLDINGS, INC.

By: /s/ Neil Leibman

Neil Leibman, Chief Executive Officer